Media release
1 November 2002

Mayne to sell logistics businesses

Mayne Group Limited today announced that it has agreed to sell its non-health logistics businesses to a group of trade buyers comprising Linfox Pty Ltd (“Linfox”), DHL Worldwide Express (“DHL”) and Toll Holdings Limited (“Toll”) for a combined enterprise (ungeared) value of $456 million.

Mayne Group Managing Director and Chief Executive Officer, Stuart James, said that this result represents an excellent outcome for Mayne shareholders as well as the staff and customers of the businesses being sold.

“The sale of the non-health logistics businesses will allow Mayne to sharpen its strategic focus on its core businesses in health care, health services and pharmaceuticals,” Mr James said.

“While Mayne’s preparations for a de-merger were being progressed concurrently with the trade sale process and were on schedule, the trade sale provides a more immediate and certain value for shareholders. The sale value of $456 million is at the top end of the comparable ungeared trading range of approximately $380 million to $460 million set out in the de-merger Scheme Book.”

Mayne has entered into contracts to sell:

•	the Australian and Asian Contract Logistics and the Cash Logistics (Armaguard) businesses to Linfox,
•	the Canadian Express business to DHL, and
•	the Australian Express business to Toll.

The DHL contract is subject only to Canadian regulatory approvals. It is expected that these approvals will be achieved to allow completion in early 2003. The Linfox and Toll contracts are unconditional. It is expected that completion of the Linfox contract will occur in early 2003 and the Toll contract will complete this month.

The Supreme Court of Victoria has today revoked its order to convene the shareholder meetings in relation to the de-merger. On the basis of that approval, the de-merger will not proceed and the Scheme Book and Prospectus will not be dispatched to shareholders.

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For further information contact:

Media enquiries	Investor enquiries
Group Public Affairs	Cameron Fuller
Phone: 03 9868 0886	Investor Relations Manager
Phone: 03 9868 0968
Mob: 0417 338 953